HOLLINGER INC.

                             PRESS RELEASE

                       RIGHTS OFFERING EXPIRES -
              NUMBER OF RETRACTABLE COMMON SHARES ISSUED



          Toronto, Canada, July 12, 1999: -- Hollinger Inc. ("Hollinger") (TSE, ME, VSE: HLG.C; Nasdaq: HLGCF) announces that at the expiry on July 9, 1999 of the rights to purchase its retractable common shares, holders subscribed for a total of 4,282,043 retractable common shares, for gross proceeds of approximately $75,000,000. Under the rights offering, holders of Hollinger retractable common shares received one right for each Hollinger retractable common share held by them, and five rights entitled a holder to purchase one retractable common share at a subscription price of $17.50. The Ravelston Corporation Limited exercised the rights controlled by it to subscribe for 4,160,260 retractable common shares for gross proceeds of $72,804,550. After giving effect to the exercise of rights, there will be issued and outstanding approximately 37,173,427 retractable common shares of which approximately 67% will be held by entities controlled by the Hon. Conrad M. Black.

          The net proceeds of the rights offering will be used to repay bank indebtedness.

          Hollinger is a Canadian-based international newspaper company that, through its subsidiaries, is engaged in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel. Web sites are operated at all of its major newspapers. It owns the Canada.com national portal site and a variety of other specialized sites. Through its Hollinger Digital subsidiary, it has taken investment positions in various Internet-based companies.

          For further information please call:


J.A. Boultbee                       Peter Y. Atkinson
Executive Vice-President and CFO    Vice-President and General Counsel
Hollinger Inc.                      Hollinger Inc.
(416) 363-8721                      (416) 363-8721